Mail Stop 4561

February 14, 2008

Kevin McCarthy
Chief Executive Officer
PFF Bancorp, Inc.
9337 Milliken Avenue
Rancho Cucamonga, CA 91730

Re: PFF Bancorp, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2007
Filed May 30, 2007
File No. 001-16845

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 31, 2007

Lending Activities - page 11

1. We note you have $346 million in loans subject to negative amortization of which $194 million have negative amortization applied to these loans. Please tell us the historical losses experienced in this particular portion of your loan portfolio, amount of non-performing loans, specific allocated allowance amounts for the last five years ended and most recent interim period. Please also explain your accounting policies for recognizing revenue, determining non-performing status

and charge-offs for these loans. Discuss any recourse provisions, level of risk related to these kind of loans compared to traditional mortgage loans, key inputs and assumptions used in your accounting, any valuation models/techniques used and how often you reassess these on an on-going basis. Please also revise future filings to present the above information in your accounting policy footnotes, Management's Discussion and Analysis and any other relevant section of your periodic filings to the extent applicable. Please provide us with your proposed disclosure.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loan Origination, Commitment Prepayment and Extension Fees and Related Costs, page 89

2.   You state during fiscal 2006 you reclassified the loan prepayment fees and amortization of extension fees from noninterest income to interest income. Please provide us with your basis for the reclassification and any guidance you relied on to support your presentation. Additionally, please quantify the amounts reclassified during the periods presented.

Note 13 – Derivative Hedging Activities, page 108

3.   We note in your March 31, 2005 Form 10-K you applied the "shortcut" method to certain interest rate swaps on junior subordinated debentures. In your March 2006 Form 10-K you state that there was a redesignation of these swaps to the "long haul" method during early 2006. Additionally, we note that in your June 2006 Form 10-Q you state that these swaps did not qualify for hedge accounting under SFAS 133. Please fully explain how you accounted for these swaps initially when using the short cut method, then subsequently when you redesignated them to a long haul method and then later when you did not use hedge accounting. Your response should include a timeline of the accounting under each method, and how any future accounting entries were impacted by this change. In addition, please explain how the following transactions were consistent with your accounting and the guidance you applied:

   •   the reclassification of realized credits out of other comprehensive earnings (income) on interest rate swaps included in earnings for the year ended March 31, 2007, which was after you apparently stopped applying hedge accounting;

- why you state on page 77 of your market risk disclosures that certain non-cash credits and charges will continue to impact non-interest income and OCI through the swap maturity dates in 2009 and 2010; and
- why you disclose how the swap lowered interest expense in your September 30, 2007 Form 10-Q Management's Discussion and Analysis related to these swaps when it would appear you have apparently stopped applying hedge accounting.

Note 15 – Employee Benefit Plans, page 109

4.   We note the disclosures pertaining to your various stock option plans on pages 114-118. It appears you are missing various disclosures required by paragraphs A240(a) – A240(k) of SFAS 123(R). Please revise future filings to include all disclosures required by this Statement.

5.   As a related matter, please revise future filings to clarify that the 2004 Plan was terminated upon adoption of the 2006 Plan, as noted on page 23 of your Schedule 14A filed on July 27, 2007.

Item 13. Certain Relationships and Related Transactions, page 138

6.   Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K.

7.   Please describe the material aspects of the exceptions permitted under the Federal Reserve Act and Regulation O.

8.   Please revise to disclose the information required under Item 404(a) regarding all loans to related persons that do not conform to the exceptions listed in Instruction 4.c to Item 404(a).

Form 10-Q as of September 30, 2007

Management's Discussion and Analysis

Non-Interest Expense, page 22

9.   Please explain to us the reason and specific business purpose for the reversal of annual and long term incentive plan accruals and how you accounted for the debit side of the entry. Also, please quantify the total amount of accruals that were reversed in the current quarter and the periods to which the original accrual relates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Direct any questions on legal matters to Gregory Dundas at 202-551-3436, or Mark Webb, Legal Branch Chief at 202-551-3698. Please direct any accounting matters to Babette Cooper at (202) 551-3396 or to me at (202) 551-3492.

Sincerely,

John P. Nolan
Accounting Branch Chief